

October 26, 2012

<u>Via E-mail</u>
Carlos A. Cabrera
Executive Chairman
Ivanhoe Energy, Inc.
654-999 Canada Place
Vancouver, BC
Canada V6C 3E1

> **Re: Ivanhoe Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 0-30586**
> **Response Letter dated October 11, 2012**

Dear Mr. Cabrera:

We have reviewed your response letter dated October 11, 2012 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 2 of our letter dated September 28, 2012. It appears to the staff from various disclosures in the 10-K that CNPC is the customer in Asia to whom you refer in footnote 1 on page 62, and that CNPC accounted for approximately 98% of your revenue in fiscal 2011. It also appears that you remain substantially dependent upon your relationships with CNPC and its subsidiary PetroChina for your revenue. In light of these factors and the divestment activity regarding PetroChina to which we referred in comment 1 of our letter dated September 28, please discuss more fully, with a view toward disclosure in a separate risk factor in future filings, the potential impact upon Ivanhoe Energy of the investor sentiment evidenced by the divestment activity and other reported organizational and investor efforts related to CNPC's operations in countries that are U.S.-designated state sponsors of terrorism. Your

discussion should address any potential adverse impact of these factors upon your reputation and share value.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance